 Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Reports on
Active Pharmaceutical Ingredient (API) Preclinical Research;
Significant Anti-dyslipidemic Effects Confirmed

Laval, Québec, CANADA – October 29, 2009 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announced today the first preclinical research up-date on Acasti Pharma Inc. (“Acasti”) drug development program.

Acasti announces the results of preclinical research performed by a team of world renowned experts dedicated to functional testing and development of therapeutic candidates for arresting and reversing atherosclerosis through modulation of HDL, Reverse Cholesterol Transport (RCT), and Immune Mediators. The first of a series of experiments undertaken by VascularStrategies LLC, Pennsylvania, to unravel the mechanism of action of the active pharmaceutical ingredients (API) which was conducted in three (3) mouse models reflecting healthy state and moderate to severe dyslipidemia has been completed.  After only 6 weeks of treatment at very low doses ranging from 0.5g to 2.0g, Acasti API achieved a statistically significant increase of HDL and reduction of LDL while achieving up to a 60% reduction of triglycerides; a considerably better effect than prescription omega-3 esters.

“Safe and effective chronic treatment of dyslipidemia remains a medical challenge; any new innovative approach, such as the positive results we have observed with Acasti API, is a greatly appreciated opportunity.  The results obtained with our animal models so far are encouraging; these may be the first steps towards the development of a new mono or adjunct anti-dyslipidemic therapy that may help us fill the existing gap in cholesterol management“, said Professor Daniel Rader, a recognized expert with > 22 years experience in preclinical lipoprotein metabolism, clinical trials of HDL, RCT and reversing atherosclerosis from the University of Pennsylvania and Director of Preventive Cardiovascular Medicine and Lipid Clinic Programs.

“We are all very encouraged and pleased with the results of the first series of experiments conducted on our APIs” said Dr. Tina Sampalis, President of Acasti. “These results reinforce our conviction in the health benefits of the API precursor and justify Neptune’s decision to invest through its affiliate Acasti in the development of cardiovascular drugs based on the bioactivity of NKO®. More preclinical research studies are coming to an end and the results will be ready to be released from Acasti and also from NeuroBioPharm Inc in the near future moving forward to our first NDI submission.”

Acasti has also completed the first round of preclinical testing including evaluation of safety, efficacy and mechanisms of action of its active pharmaceutical ingredients (API) targeting primarily cardiovascular indications. The results of acute and chronic single and multiple dosing toxicity studies have demonstrated the safety of Acasti APIs. Of particular interest is the repeated finding in all studies to date, that Acasti APIs do not present the traditional side effects of well recognized omega-3 ester therapeutics mainly the increase of LDL

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids.  Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
Henri Harland, CEO	Dr. Tina Sampalis, President
450-687-2262	450-687-2262
h.harland@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

# # #

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such  forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause  the actual results of the Company to be materially different from historical results or from any future results expressed or  implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject  generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the  Securities and Exchange Commission and the Canadian securities commissions.